UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In January 2014, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Status of CVR Product Sales Milestone #1 as of January 16, 2014

Exhibit 99.2	Press release dated January 15, 2014: Sanofi and Fraunhofer-Gesellschaft Announce the Creation of a Natural Product Center of Excellence

Exhibit 99.3	Press release dated January 13, 2014: Genzyme and Alnylam Expand Collaboration on Rare Genetic Diseases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 22, 2014		SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Status of CVR Product Sales Milestone #1 as of January 16, 2014

Exhibit 99.2	Press release dated January 15, 2014: Sanofi and Fraunhofer-Gesellschaft Announce the Creation of a Natural Product Center of Excellence

Exhibit 99.3	Press release dated January 13, 2014: Genzyme and Alnylam Expand Collaboration on Rare Genetic Diseases